SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549


                              FORM 11-K

            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                   SECURITIES EXCHANGE ACT OF 1934

               For the fiscal year ended May 31, 1996
                  Commission file number 0-5131

       Art's-Way Manufacturing Co., Inc. 401 (k) Savings Plan
                      (Full title of the plan)

                 Art's-Way Manufacturing Co., Inc.
                      (Issuer of securities)

                 P.O. Box 288, Armstrong, IA 50514
              (Address of principal executive office)


                      Required Information

Enclosed are the plan financial statements and schedules as of May 1, 1996 and 1995 and for each of the years in the three year period ended May 31, 1996 prepared in accordance with financial reporting requirements of ERISA.



The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees(or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


             Art's-Way Manufacturing Co., Inc. 401(k) Savings Plan
(Date)                          (Name of Plan)


                William T. Green, Executive Vice President









                  ART'S-WAY MANUFACTURING CO., INC.
                            SAVINGS PLAN

           Financial Statements and Supplemental Schedules
                        May 31, 1996 and 1995

             (With Independent Auditors' Report Thereon)

                ART'S-WAY MANUFACTURING CO., INC.
                          SAVINGS PLAN


                            INDEX

		                                       Page
Independent Auditors' Report                             1
Financial Statements
  Statements of Net Assets Available for Benefits        2

  Statements of Changes in Net Assets Available for
    Benefits with Fund Information	                 3

Notes to Financial Statements

  1. Significant Accounting Policies                     6

  2.  Plan Description                                   7

  3.  Plan Termination                                  10

  4.  Investments                                       10

  5.  Net Assets Available for Benefits                 11

Supplemental Schedules

  1- Item 27a - Assets Held for Investment Purposes     12

  2- Item 27d - Reportable Transactions                 13



KPMG Peat Marwick LLP
Two Central Park Plaza
Suite 1501
Omaha.  NE 68102

233 South 13th Street, Suite 1600
Lincoln, NE 68508-2041



                   INDEPENDENT AUDITORS' REPORT


Plan Administrator of Art's-Way
Manufacturing Co., Inc.  Savings Plan:


We have audited the financial statements of Art's-Way
Manufacturing Co., Inc. Savings Plan as of May 31, 1996 and 1995, and for each of the years in the three-year period ended May 31, 1996, as listed in the accompanying index.
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.
An audit includes ex@ning, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Art's-Way Manufacturing Co., Inc. Savings Plan as of May 31, 1996 and 1995, and the changes in net assets available for benefits for each of the years in the three-year period ended May 31, 1996 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security
Act of 1974. The Fund Information in the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                KPMG Peat Marwick LLP

November 22, 1996

                                                                     1

                 ART'S-WAY MANUFACTURING CO., INC.
                            SAVINGS PLAN
           Statements of Net Assets Available for Benefits
                       May 31, 1996 and 1995

                                                 1996            1995
Assets:
 Investments:
  Principal Mutual Life Insurance Company -
  deposit contract, at contract value
  (cost: 1996,  $3,952,003;
   1995, $3,779,898)	                      $ 3,952,003	3,779,898
  At fair value (note 1):
   Money Market Fund (cost: 1996, $34,835;
    1995, $89,893)	                           35,499	  100,550
  Shares of registered investment companies:
   Washington Mutual Investment Fund
   (cost: 1996, $1,105,487;
    1995, $1,054,470)	                        1,641,504	1,421,043
   Income Fund of America (cost: 1996,
    $726,012; 1995, $780,300)	                  864,975	  853,755
   U.S. Government Fund (cost: 1996,
    $174,295; 1995, $175,491)	                  168,061	  169,854
   Art's-Way Common Stock Fund
    (cost: 1996, $168,374; 1995, $178,326)        147,392	  107,806
Participant loans, at unpaid balance	           93,964            -

 Net assets available for benefits (note 2)    $6,903,398      $6,432,906


See accompanying notes to financial statements.

                                                                       2

                    ART'S-WAY MANUFACTURING CO., INC.
                           SAVINGS PLAN
        Statements of Changes in Net Assets Available for
                Benefits with Fund Information


                        Year ended May 31, 1996
             Principal
             Life
             Ins. Co.            Wash.  Income            AW
             deposit     Money  Mutual Fund      U.S.   Common
             contract    Mrkt.  Inv.   of        Govt.  Stock   Loan
                         Fund   Fund   America   Fund   Fund    Fund  Total

Additions to
net assets
attributed to:

Investment
income (loss):

Net
appreciation
(depreciation)
in fair value
of
investments:    -        -    250,317  85,966    -    (22,319)   -    313,964

Interest
income	    261,212    7,801     -	  -      232     -       -    269,245

Dividend
 income         -	-      42,621  44,691 12,039     -	 -     99,351

Capital
 gains          -       -      73,196   9,412    -       -	 -     82,608

Net
 investment
income
(loss)      261,212   7,801   366,134 140,069 12,271  (22,319)   -    765,168

Contributions:
Employer      1,339    -	  398     284    111       25    -      2,157
Employees    77,978     509    40,165  30,956 12,247    3,831    -    165,686

Total
contri-
butions      79,317     509    40,563  31,240 12,358    3,856    -    167,843

Interfund
transfers,
 net         84,024  73,024   (142,639)(148,996)(17,464)58,087 93,964    -

Total
add-
itions      424,553  81,334    264,058   22,313   7,165 39,624 93,964 933,011

Deductions
from
net assets
attributed to:

Administrative
expenses        240	 23       -        -        -       -      -	   263

Benefits
paid to
partic-
ipants     252,208  146,362     43,597   11,093   8,958     38     -    462,256


Total
deduc-
tions     252,448   146,385     43,597   11,093   8,958     38    -     462,519

Net
increase
(decr-
ease)     172,105   (65,051)   220,461   11,220  (1,793) 39,586 93,964  470,492

Net assets
available for
benefits:

Beginning
of year 3,779,898   100,550  1,421,043  853,755 169,854 107,806   -    6,432,906

End of
year   $3,952,003    35,499  1,641,504  864,975 168,061 147,392 93,964 6,903,398

(Continued)



                                                                           3

                    ART'S-WAY MANUFACTURING CO., INC.
                               SAVINGS PLAN
               Statements of Changes in Net Assets Available for
                   Benefits with Fund Information, Continued


                         Year ended May 31, 1995
             Principal
	       Life
	     Ins. Co.	Money	Washington   Income		Art's-Way
	     deposit    Market 	Mutual       Fund	U.S.	Common
             contract   Fund   	Investment    of	Govt.	Stock
		           	Fund	     America	Fund	Fund	 Total



Additions to
net assets
attributed to:

Investment
income (loss):

Net appreciation
(depreciation)
in fair value of
investments:	$ -      -	153,149	     66,102	-	(68,635) 150,616

Capital
gains             -      -	 29,470	      3,240	-          -	  32,710

Interest
income	      239,390  11,861	   -	       -	 94	   -	 251,345

Dividends	 -	 -	42,473	     40,375  12,813        -      95,661

Net
investment
income (loss) 239,390  11,861  225,092	    109,717  12,907	(68,635) 530,332

Contributions:
Employer       79,005  31,073   34,815	     21,381	405	    112	 166,791

Employees     110,397  41,154	55,761	     33,304	(55)	    (18) 241,043

Total
contributions 189,402  72,227	90,576	     55,185	350	     94  407,834

Interfund
transfers, net(391,801)30,737  132,639	    203,836 (21,814)	 46,403      -

Total
additions
(deductions)	36,991 114,825 448,307	    368,738  (8,557)	(22,138) 938,166

Deductions from
net assets
attributed to:

Administrative
 expenses	   182	    31    -            -        -          -	     213

Benefit payments
to
participants	227,795	55,094	39,511	       542	-	   -  	 322,942

Total
deductions	227,977	55,125	39,511	       542	-	   -	 323,155

Net increase
(decrease)    (190,986)	59,700 408,796	   368,196   (8,557)    (22,138) 615,011

Net assets
available for
benefits:

Beginning
of year	     3,970,884  40,850 1,012,247   485,559  178,411    129,944 5,817,895

End of
year	   $ 3,779,898 100,550 1,421,043   853,735  169,854    107,806 6,432,906



                                                                          4

                     ART'S-WAY MANUFACTURING CO., INC.
                                SAVINGS PLAN
             Statements of Changes in Net Assets Available for
                 Benefits with Fund Information, Concluded


                                     Year ended May 31, 1994
		Principal
		Life
		Ins. Co.	    Washington Income		Art's-Way
		deposit     Money   Mutual	Fund	 U.S.	Common
		contract    Market  Inv.	 of	 Govt.  Stock
			     Fund   Fund      America	 Fund	Fund	Total

Additions to
net assets
attributed to:

Investment
income (loss):

Net depreciation
in fair value of
investments:	$   -        -	   (6,133)   (26,633)(14,392) (9,088)  (56,246)

Capital
gains	            -        -	   20,630     11,788    -	   -    32,418

Interest
income	         288,337    1,147    -	        -	 -	   -	289,484

Interest and
dividends	    -	     -     27,561     24,991   15,267      -	 67,819

Net investment
income (loss)	 288,337    1,147  42,058     10,146	  875  (9,088)  333,475

Contributions:
Employer	  85,547   47,590  37,949     17,100    1,209     -	189,395

Employees	 127,683   54,856  62,423     23,248	 3,427    -	271,637

Total
contributions    213,230  102,446 100,372     40,348     4,636    -	461,032

Interfund
Transfers,net	  22,145 (101,039)(18,411)	(496)    6,316  91,485    -

Total additions  523,712    2,554 124,019     49,998    11,827  82,397 794,507

Deductions from
net assets
attributed to:

Administrative
expenses	     194     -	     -	       -	   -	   -	   194

Benefits paid
to participants	  449,295   6,253     958       -	   -      2,189 458,695

Total deductions  449,482   6,253     958	-	   -	  2,189 458,889

Net increase
(decrease)	   74,223  (3,699) 123,061   49,998	 11,827  80,208 335,618

Net assets
available
for benefits:

Beginning
of year	       3,896,661   44,549  889,186  435,561   166,584   49,736 5,482,277

End of year   $3,970,884   40,850 1,012,247 485,559   178,411  129,944 5,817,895


See accompanying notes to financial statements.


                                                                           5

                ART'S-WAY MANUFACTURING CO., INC.
                          SAVINGS PLAN

                  Notes to Financial Statements
                     May 31, 1996 and 1995



(1)  Significant Accounting Policies

   (a) Nature of Operations

      Art's-Way Manufacturing Co., Inc. (the Company) is a manufacturer of specialized farm machinery, equipment, garden and recreational products which it markets under its own and private labels.

   (b) Basis of Presentation

      The accompanying financial statements of the Art's-Way Manufacturing Co., Inc. Savings Plan (the Plan) have been prepared on the accrual basis of accounting and present the net assets available for benefits and changes in those net assets in accordance with generally accepted accounting principles.

   (c) Investments

      Investments in securities (funds) are stated at fair value which is based on quoted market prices. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.

      The Plan entered into a fully benefit-responsive investment contract with Princinal Mutual Life Insurance Company (Sponsor). The contract is included in the financial statements at contract value as reported to the plan by the Sponsor, which approximates fair value. The Sponsor maintains the contributions in a pooled account. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals. The account is credited with earnings based on rates established annually by the Sponsor. The crediting interest rate was 6.40% and 6.30% at May 31, 1996 and 1995, respectively. The average yield on the investment contract was 5.81%, 7.17% and 5.83% for each of the years ended May 31, 1996, 1995 and 1994. There are no administrative expenses deducted from the investment contract.

   (d) Administrative Expenses

      Substantially all of the administrative fees and expenses of the Plan are paid for by the Plan's Sponsor.

   (e) Payment of Benefits

      Benefits are recorded when paid.

                                                                      6

  (f) Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

  (g) Tax Status

      The Internal Revenue Service has determined and informed the Company by a letter dated August 16, 1993 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

  (h) Reclassiflcations

     Certain of the 1995 balances have been reclassified to conform to the 1996 presentation.

(2)  Plan Description

     The following is a summary of the Plan. The more significant
     Plan provisions are addressed below. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

  (a) General

     The Plan is a defined contribution investment plan sponsored and administered by the Company for its employees. Management believes the Plan is in compliance with the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Under terms of the Plan, an employee becomes eligible to participate after receiving credit for six months of service, as defined.

                                                                     7

  (b) Participant Contributions

       Upon enrollment in the Plan, a participant may direct employee contributions in any of the six investment options. A participant may make deductible voluntary contributions of not less than 4% under a salary deferral agreement.
       The Plan also provides for rollovers of lump-sum distributions by participants from certain individual retirement accounts or a qualified 401(k) plan and they may change their investment options quarterly.

   (c) Employer Contributions

       The employer will make matching contributions at a discretionary percent and, at its sole discretion, may make discretionary contributions.

       When the employer makes a matching contribution,it is added to the accounts of those participants who have made voluntary contributions for the year as noted above.
       The matching contribution under the Plan shall be equal to a discretionary percentage of the participant's salary reductions as determined by the employer.

      The employer's discretionary contribution is shared by all Plan members, whether or riot they have made voluntary contributions, based on the member's compensation compared to all participants' combined compensation and years of service.

  (d) Participant Accounts

      Each participant's account is credited with the participant's contributions, the Company's matching contributions and an allocation of the Plan's net increase in net assets available for benefits corresponding to the participant's investment elections. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Forfeitures are credited to participant accounts based on a specified formula.

  (e) Vesting

      Participants' voluntary contributions are immediately vested. Vesting in the remainder of their accounts is based on credited years of service, as defined. A participant is 100% vested after six credited years of service.

                                                                         8
  (f) Participant Loans

      Effective April 1, 1996, the Plan allows employees who have at least six months of service to borrow a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loans bear interest at a percentage equal to the Sponsor's revolving credit facility plus 1% (9.25% at May 31, 1996), and are valued at the unpaid balance which approximates fair market value. Loans are secured by the participant's account balance and are scheduled for repayment by payroll deduction from one-to-five years. Loan transactions are treated as a transfer to (from) the loan fund from (to) the investment funds.

  (g) Payment of Benefits

      During an employees' active career with the Company, part or all of a participant's contributions and fund earnings may be withdrawn due to hardship and based on Plan limitations. Such hardship withdrawals are permitted when conditions as specified by the Plan are met and are subject to limits allowed by law.

      Upon termination, disability, retirement or death, all amounts attributed to a participant's account may be withdrawn. The accumulated balances are generally distributed in the form of a lump-sum settlement unless an election for installment payments has been made by the employee prior to retirement or death.

  (h) Investment Options

      Upon enrollment in the Plan, a participant may direct employee and employer contributions in any of the six investment options:

        Principal Life Insurance Company - deposit contract - funds are invested in an investment contract with the Sponsor. The objective of this fund is the preservation of capital. Contributions are guaranteed an interest rate for a specified period of time.

	Money Market Fund - funds are invested with the Sponsor in a pooled separate account that includes high quality commercial paper. The objective of this fund is the preservation of capital.

        Washington Mutual Investment Fund - funds are invested in shares of a registered investment company that invests mainly in common stocks. The fund's objective is current income and capital growth.

                                                                       9

   (h), Continued

	Income Fund of America - funds are invested in shares of a registered investment company that invests mainly in common stocks and corporate and government bonds.
        The fund's objective is current income and, secondarily, growth of capital.

        U.S. Govermment Fund - funds are invested in shares of a registered investment company that invests mainly in govemment-backed securities. Tle fund's objective is current income with a preservation of capital.

        Art's-Way Common Stock Fund - funds are invested in common stock of the Company.

   Participants may change their investment options quarterly and may invest in more than one investment option. The number of employees participating in each investment fund is unavailable from the Sponsor.

  (3) Plan Termination
      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

  (4) Investments

      The cost and fair value of the investments maintained by the Plan are as follows:

Name of issuer		        1996		   1995
and title of issue          Cost   Fair value	Cost  Fair value

Principal Mutual
Life Insurance
Company-deposit contract  $3,952,003  3,952,003  3,779,898 3,779,898
Money Market Fund             34,835     35,499     89,893   100,550
American Funds Group:
 Washington Mutual
 Investment Fund	   1,105,487  1,641,504  1,054,470 1,421,043
Income Fund of America       726,012    864,975    780,300   853,755
U.S. Government Fund         174,295    168,061    175,491   169,854
Art's-Way Common
Stock Fund                   168,374    147,392    178,326   107,806
Participant loans	      93,964     93,964       -         -

		          $6,254,970 $6,903,398 $6,058,378 $6,432,906

                                                                     10

                       ART'S-WAY MANUFACTURING CO., INC.
                                  SAVINGS PLAN
                        Notes to Financial Statements


(5) Net Assets Available for Benefits

The following is a reconciliation of net assets available for benefits according to the financial statements to Form 5500 at May 31, 1996 and 1995:

                                          1996       1995

Net assets available for benefits
per the
financial statements	              $ 6,903,398  6,432,906

Increase (decrease) in fair
value of
insurance contract	                  (22,654)     2,678

Net assets available for benefits
per Form 5500	                     $ 6,880,744   6,435,594

                                                                       11

Schedule I

                   ART'S-WAY MANUFACTURING CO., INC.
                             SAVINGS PLAN
              Item 27a - Assets Held for Investment Purposes
                        May 31, 1996 and 1995



    Name of issuer		    1996                1995
    and title of issue		Cost  Fair value   Cost  Fair value

Principal Mutual
Life Insurance
Company - deposit
contract                   $ 3,952,003	3,952,003 3,779,898 3,779,898
Money Market Fund	        34,835     35,499    89,893   100,550
American Funds Group:
 Washington Mutual
 Investment Fund             1,105,487  1,641,504 1,054,470 1,421,043
 Income Fund of America	       726,012    864,975   780,300   853,755
 U.S. Government Fund          174,295    168,061   175,491   169,854
Art's-Way Common Stock Fund*   168,374    147,392   178,326   107,806
Participant loans               93,964     93,964	-	 -

                            $6,254,970  6,903,398  6,058,378 6,432,906


*Party in interest

See accompanying independent auditors' report.




                                                                    12

Schedule 2

                     ART'S-WAY MANUFACTURING CO., INC.
                               SAVINGS PLAN

                    Item 27d - Reportable Transactions


                         Year ended May 31, 1996


                                Purchase   Selling  Cost of   Net gain/
Description of assets            Price      Price    Asset    (loss)

Principal Financial Group:
Guaranteed Interest Fund    $ 1,308,196	       -    1,308,196      -
Guaranteed Interest Fund	  -	 1,385,114  1,385,114      -
Washington Mutual Investment
 Fund	                        246,245	      -       246,245      -
Washington Mutual
 Investment Fund                  -        274,783    195,228   79,555




                            Year ended May 31, 1995


	                      Purchase	Selling	    Cost of  Net gain/
Description of assets         Price     Price       Asset    (loss)

Principal Financial Group:
 Guaranteed Interest Fund  $ 1,465,473	   -       1,465,473     -
 Guaranteed Interest Fund	  -	1,895,775  1,900,075  (4,300)
 Money Market Fund             146,288	     -	     146,288	 -
 Money Market Fund	          -	  149,115    147,494   1,621
 Washington Mutual
  Investment Fund              363,695	     -	     363,695	 -
 Washington Mutual
  Investment Fund                 -	  108,026     88,595  19,431
 Income Fund of America	       311,228	     -	     311,228	-
 Income Fund of America           -         9,123      8,946     177


See accompanying independent auditors' report.


                                                                         13